UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-54650

Sierra Income Corporation*
(Exact name of registrant as specified in its charter)

Address: 100 Park Avenue New York, NY 10017 Telephone number: (212) 759-0777
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

Explanatory Note:

*On February 25, 2022, Barings BDC, Inc., a Maryland corporation (“BBDC”), completed its previously announced acquisition of Sierra Income Corporation, a Maryland corporation (the “Company”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 21, 2021, by and among BBDC, Mercury Acquisition Sub, Inc., a Maryland corporation and a direct wholly owned subsidiary of BBDC (“Acquisition Sub”), the Company and Barings LLC, a Delaware limited liability company.  Pursuant to the Merger Agreement, Acquisition Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a direct wholly owned subsidiary of BBDC (the “First Merger”). Immediately following the First Merger, the Company was merged with and into BBDC, with BBDC continuing as the surviving corporation (the “Second Merger”).  As a result of, and as of the effective time of, the Second Merger, the Company’s separate corporate existence ceased.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Barings BDC, Inc., as successor by merger to Sierra Income Corporation, has duly caused this certification/notice to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 7, 2022	Barings BDC, Inc.
successor by merger to Sierra Income Corporation

	By:	/s/ Jonathan Bock
Jonathan Bock
Chief Financial Officer